Via Facsimile and U.S. Mail
Mail Stop 6010

August 28, 2007

Mr. James E. Fickenscher
Chief Financial Officer
Auxilium Pharmaceuticals, Inc.
40 Valley Stream Parkway
Malvern, PA 19355

> **Re: Auxilium Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 13, 2007**
> **File No. 000-50855**

Dear Mr. Fickenscher:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel N. Parker
Accounting Branch Chief